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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                             HealthGrades.com, Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   42222R 10 4
                                 (CUSIP Number)

                                 March 17, 2000
             (Date of Event Which Requires Filing of this Statement)


                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

    If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 pages)

                                   ----------

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 or otherwise subject to the liabilities of that section of the
           Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).


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                                  SCHEDULE 13D                 PAGE 2 OF 7 PAGES

------- ------------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                Patrick M. Jaeckle
------- ------------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)  [ ]
                                                                                (b)  [X]
------- ------------------------------------------------------------------------------------

3.      SEC USE ONLY
------- ------------------------------------------------------------------------------------

4.      SOURCE OF FUNDS                             OO
------- ------------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                            [ ]
------- ------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
------- ------------------------------------------------------------------------------------
7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING
        POWER                        1,998,644 shares*

        *Includes 958,520 shares underlying options and warrants.
------- ------------------------------------------------------------------------------------
8.      SHARED VOTING POWER          0
------- ------------------------------------------------------------------------------------
9.      SOLE DISPOSITIVE POWER       1,998,644
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10.     SHARED DISPOSITIVE POWER     0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,998,644 shares*
        *Includes 958,520 shares underlying options and warrants.
------- ------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                                      [ ]
------- ------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.9%
------- ------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*          IN
------- ------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                  SCHEDULE 13D                 PAGE 3 OF 7 PAGES


ITEM 1. SECURITY OF THE ISSUER.

         This statement relates to the common stock, $.001 par value (the "Common Stock") of HealthGrades.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 44 Union Boulevard, Suite 600, Lakewood, Colorado, 80228-1808.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Patrick M. Jaeckle (the "Filing Person").

         (b) The principal business address of the Filing Person is 44 Union Boulevard, Suite 600, Lakewood, Colorado, 80228-1808.

         (c) The present principal occupation of the Filing Person is President of the Issuer.

         (d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Filing Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filing Person obtained the shares of Common Stock described in Item 5 through the exchange of a promissory note in the principal amount of $1 million issued by the Issuer to the Filing Person in December 1999. The note was issued to evidence a loan made by the Filing Person to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

         The Filing Person was President and a director of the Issuer prior to the purchase of the Common Stock described in Item 5, and continues to serve in those capacities. The shares of


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                                  SCHEDULE 13D                 PAGE 4 OF 7 PAGES

Common Stock were purchased for investment purposes. The Filing Person may acquire additional securities of the Issuer or dispose of such securities in the future. In addition, under an agreement described in Item 6, the Filing Person has agreed to take certain actions in respect of the election of certain persons to the Board of Directors and Board committees and to provide co-sale rights. Except as set forth above, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of this Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) The Filing Person beneficially owns 1,998,644 shares of the Common Stock, including 783,520 shares underlying stock options and 175,000 shares underlying warrants, which constitute 8.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D). The 1,040,124 shares of outstanding Common Stock owned by the Filing Person constitutes 4.8% of the shares of classes of Common Stock actually outstanding.

         (b) The Filing Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the reported shares.

         (c) On March 17, 2000, the filing person acquired 500,000 shares of Common Stock and warrants to purchase 175,000 shares of Common Stock. The warrants are exercisable for five years, expiring in March 2005, and provide for an exercise price of $4.00 per share. The Filing Person exchanged a promissory note previously issued to him in the principal amount of $1,000,000 to purchase the Common Stock and warrants.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Person has entered into a Cosale and Voting Agreement with Essex Woodlands Health Ventures Fund IV, L.P., an Illinois partnership ("Essex"), PaineWebber, as custodian for William J. Punk, I.R.A., Punk, Ziegal & Company Investors, L.L.C., and Chancellor V, L.P. ("Chancellor") (collectively, the "Investors"), Kerry Hicks, Paul Davis and David Hicks (collectively with the Filing Person, the "Founders") and the Issuer (the "Cosale Agreement"). The agreement provides that if any Founder proposes to sell shares of Common Stock in response to a bona fide offer from a party or parties other than the Founders or the Investors and such sale is a private transaction, then the Investors will be entitled to sell a "pro rata portion" of their shares in the sale. For the purposes of the Cosale Agreement, the "pro rata portion" for an Investor is equal to a fraction of the total number of shares of Common Stock to be sold, the numerator of which is the aggregate of the shares of Common Stock and the shares of Common Stock underlying the warrants purchased by the Investor under a Common Stock Purchase Agreement with the Company, dated March 3, 2000 (the "Purchase Agreement"), and the denominator of which is all such securities purchased by all of the Investors under the Purchase Agreement who elect to exercise their rights of co-sale plus all Common Stock then


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                                  SCHEDULE 13D                 PAGE 5 OF 7 PAGES

held by the selling Founder. The Cosale Agreement is subject to certain exceptions, including the right of a Founder to sell shares of Common Stock in the open market in amounts not to exceed the volume limitations permitted under Rule 144 under the Securities Act of 1933, as amended.

         In addition, under the Cosale Agreement, the Filing Person has agreed to vote all securities of the Issuer over which he has voting control, and to take other necessary or desirable actions within his control so that:

         (a) The Issuer will have a Board of Directors comprised of no more than eight members;

         (b) At the option of Essex, one designee of Essex and, at the option of Chancellor, one designee of Chancellor, shall be elected to the Board of Directors of the Issuer; and

         (c) In the event that a director designated by Essex or Chancellor ceases to serve as a member of the Issuer's Board of Directors during his or her term of office, the resulting vacancy on the Board of Directors will be filled by a designee of Essex or Chancellor, as applicable.

         In addition, the Cosale Agreement provides that at the option of Essex or Chancellor, as applicable, the directors designated by Essex or Chancellor will serve as members of the Audit Committee and the Compensation Committee of the Issuer's Board of Directors.

         The Cosale Agreement terminates with respect to the co-sale provisions on the earlier of (i) the date on which the Investors cease to own five percent or more (in the aggregate) of the issued and outstanding shares of Common Stock, and (ii) March 17, 2003.

         The obligations of the Filing Person pertaining to designees of Essex and Chancellor for the Board of Directors and Board committees terminate on the later of (i) March 17, 2005; and (ii) with respect to the Essex designee, the date on which Essex fails to own more than five percent (in the aggregate) of the issued and outstanding Common Stock or with respect to the Chancellor designee, the date on which Chancellor fails to own more than five percent (in the aggregate) of the issued and outstanding Common Stock.

         In addition, all of the obligations under the Cosale Agreement terminate upon a "Change of Control Transaction" as defined in the Cosale Agreement.

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                                  SCHEDULE 13D                 PAGE 6 OF 7 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Cosale and Voting Agreement, dated as of March 17, 2000.



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                                  SCHEDULE 13D                 PAGE 7 OF 7 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         March 27, 2000
                                                --------------------------------
                                                             (Date)

                                                   /s/ PATRICK M. JAECKLE
                                                --------------------------------
                                                          (Signature)

                                                   Patrick M. Jaeckle, President
                                                --------------------------------
                                                         (Name / Title)

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
  1                           CoSale and Voting Agreement